SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 22nd, 2005
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 22nd, 2005

SCOR
(Registrant)

By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press Release
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The SCOR Group has acquired the renewal rights to the
Alea Europe treaties
SCOR has agreed heads of terms with the Alea Group regarding the acquisition of the 2006 renewal rights relating to the Alea Europe property and casualty treaty portfolio.
The heads of terms include the payment in 2006 of a 9.5 % commission on gross written premiums on Alea Europe’s business renewed by SCOR in 2006.
The two groups estimate the value of the renewal rights to be in the range of EUR 8.3 million to EUR 16.6 million, depending on the treaties actually renewed by SCOR.
In compliance with its underwriting policy, the SCOR group will ensure the continued service and financial security of Alea Europe’s clients, and will provide the necessary capacity available to this end.
This transaction will enable SCOR to consolidate its current presence on the major continental European markets where Alea Europe operates. The SCOR Group will be assisted by Alea Europe’s underwriting teams in the current treaty renewals.
This transaction is subject to conditions including the obtaining of regulatory approvals and the execution of definitive legal documentation.
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2006 Timetable

2005 Annual Premium Income	15 February 2006
2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.